Exhibit 12.1

	Year ended December 31,
	2015	2014	2013	2012	2011
		(In dollars)

Earnings (losses) before tax on income	3,455	3,891	8,268	3,455	(4,469)

Earnings (losses) before fixed charges	3,455	3,891	8,268	3,455	(4,469)

FIXED CHARGES:

Interest expenses	1,398	1,630	1,374	1,655	1,715
Total fixed charges	1,398	1,630	1,374	1,655	1,715

Adjusted earnings (losses)	6,600	5,521	9,642	5,110	(2,754)

Ratio of earnings to fixed charges	4.72	3.39	7.02	3.09	(1.61)